SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
Compagnie Générale de Géophysique-Veritas
(Exact name of registrant as specified in its charter)
CGG Veritas
(Translation of registrant’s name into English)
Republic of France
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris
France
(33) 1 64 47 45 00
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                      .)

FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.
These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:
-	developments affecting our international operations;

-	our ability to develop an integrated strategy for CGGVeritas;

-	difficulties and delays in achieving synergies and cost savings;

-	our substantial indebteness;

-	changes in international economic and political conditions and, in particular, in oil and gas prices;

-	exposure to credit risk of customers;

-	exposure to the interest rate risk;

-	exposure to the foreign exchange rate risk;

-	exposure to credit risk and counter-party risk;

-	our ability to finance our operations on acceptable terms;

-	the timely development and acceptance of our new products and services;

-	the complexity of products sold;

-	changes in demand for seismic products and services;

-	the effects of competition;

-	the social, political and economic risks of our global operations;

-	the costs and risks associated with pension and post-retirement benefits obligations

-	changes to existing regulations or technical standards;

-	existing or future litigation;

-	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

-	the costs of compliance with environmental, health and safety laws;

-	the timing and extent of changes in currency exchange rates and interest rates;

-	the accuracy of our assessment of risks related to acquisitions, projects and contracts and whether theses risks materialize;

-	our ability to integrate successfully the businesses or assets we acquire, including Veritas;

-	our ability to monitor existing and targeted partnerships;

-	our ability to sell our seismic data library;

-	our ability to access the debt and equity markets during the periods covered by the forward-looking statements which will depend on general market conditions and on our credit ratings for our debt obligations; and

-	our success at managing the risks of the foregoing.
We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.
Certain of these risks can be found in our annual report on Form 20-F for the year ended December 31, 2007 that we filed with the SEC on April 23, 2008. Our annual report on Form 20-F is available on our website at www.cggveritas.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no change, by calling our investor relations department at + 33 1 6447 3831, sending an electronic message to invrelparis@cggveritas.com or invrelhouston@cggveritas.com or writing to CGG Veritas — Investor Relations Department, Tour Maine Montparnasse — 33, avenue du Maine — 75015 PARIS, France.

Compagnie generale de geophysique veritas, S.A.
Item 1: FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,	December 31,	December 31,
	2008	2008	2007	2007
	(unaudited)	(unaudited)
amounts in million of	€	US$(1)	€	US$(2)

ASSETS
Cash and cash equivalents	237.1	374.9	254.3	374.4
Trade accounts and notes receivable, net	580.5	917.9	601.9	886.1
Inventories and work-in-progress, net	239.0	378.0	240.2	353.6
Income tax assets	25.1	39.8	34.6	50.9
Other current assets, net	104.4	165.1	89.6	131.9
Assets held for sale	—	—	—	—
Total current assets	1,186.1	1,875.7	1,220.6	1,796.9
Deferred tax assets	85.8	135.7	81.4	119.8
Investments and other financial assets, net	26.5	41.9	32.0	47.1
Investments in companies under equity method	44.0	69.5	44.5	65.5
Property, plant and equipment, net	625.5	989.0	660.0	971.6
Intangible assets, net	674.3	1,066.2	680.5	1,001.8
Goodwill	1,801.7	2,848.8	1,928.0	2,838.2
Total non-current assets	3,257.8	5,151.1	3,426.4	5,044.0
TOTAL ASSETS	4,443.9	7,026.8	4,647.0	6,840.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	7.2	11.4	17.5	25.8
Current portion of financial debt	51.4	81.3	44.7	65.8
Trade accounts and notes payable	267.0	422.2	256.4	377.4
Accrued payroll costs	110.4	174.3	113.2	166.4
Income taxes liability	70.9	112.2	59.1	87.1
Advance billings to customers	42.2	66.7	51.9	76.4
Provisions — current portion	8.1	12.7	9.6	14.2
Other current liabilities	91.9	145.4	109.0	160.5
Total current liabilities	649.1	1,026.2	661.4	973.6
Deferred tax liabilities	163.1	258.0	157.7	232.2
Provisions — non-current portion	71.3	112.7	76.5	112.7
Financial debt	1,206.9	1,908.3	1,298.8	1,912.0
Other non-current liabilities	28.7	45.3	27.0	39.7
Total non-current liabilities	1,470.0	2,324.3	1,560.0	2,296.6
Common stock: 55,014,069 shares authorized and 27,467,640 shares with a €2 nominal value issued and outstanding at March 31, 2008; 27,450,758 at December 31, 2007	54.9	86.9	54.9	80.8
Additional paid-in capital	1,820.8	2,879.1	1,820.0	2,679.2
Retained earnings	790.1	1,250.1	538.6	792.9
Treasury shares	(14.6)	(23.1)	(3.9)	(5.7)
Net income (loss) for the period — Attributable to the Group	62.6	99.0	245.5	360.8
Income and expense recognized directly in equity	(10.6)	(16.6)	(5.1)	(7.5)
Cumulative translation adjustment	(402.2)	(636.8)	(248.4)	(365.1)
Total shareholders’ equity	2,301.0	3,638.6	2,401.6	3,535.4
Minority interests	23.8	37.7	24.0	35.3
Total shareholders’ equity and minority interests	2,324.8	3,676.3	2,425.6	3,570.7
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,443.9	7,026.8	4,647.0	6,840.9

(1)	Dollars amounts represent euro amounts converted at the exchange rate of US$1.581 per € on the balance sheet date

(2)	Dollars amounts represent euro amounts converted at the exchange rate of US$1.472 per € on the balance sheet date
See notes to Consolidated Financial Statements

Compagnie générale de géophysique veritas, S.A.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,
Unaudited	2008	2008	2007	2007
except per share data, amounts in million of	€	US$(1)	€	US$(1)

Operating revenues	585.0	872.8	592.2	777.3

Other income from ordinary activities	0.3	0.5	0.2	0.3
Total income from ordinary activities	585.3	873.3	592.4	777.6

Cost of operations	(384.9)	(574.3)	(386.0)	(506.7)
Gross profit	200.4	299.0	206.4	270.9

Research and development expenses — net	(16.5)	(24.5)	(14.8)	(19.4)
Selling, general and administrative expenses	(62.8)	(93.7)	(51.7)	(68.0)
Other revenues (expenses) — net	2.2	3.3	3.6	4.8
Operating income	123.3	184.1	143.5	188.3

Expenses related to financial debt	(24.9)	(37.2)	(38.2)	(50.2)
Income provided by cash and cash equivalents	2.0	3.0	4.4	5.8
Cost of financial debt, net	(22.9)	(34.2)	(33.8)	(44.4)

Other financial income (loss)	(1.2)	(1.8)	(0.2)	(0.2)
Income of consolidated companies before income taxes	99.2	148.1	109.5	143.7

Deferred taxes on currency translation	1.6	2.4	0.7	0.9
Other income taxes	(39.7)	(59.2)	(41.7)	(54.7)
Total Income taxes	(38.1)	(56.8)	(41.0)	(53.8)

Net income from consolidated companies	61.1	91.3	68.5	89.9

Equity in income of investees	2.9	4.2	0.5	0.6

Net income	64.0	95.5	69.0	90.5

Attributable to :

Shareholders	62.6	93.4	67.4	88.5
Minority interest	1.4	2.1	1.6	2.0

Weighted average number of shares outstanding	27,459,199	27,459,199	25,494,720	25,494,720
Dilutive potential shares from stock-options	159,893	159,893	312,855	312,855
Dilutive potential shares from free shares	174,388	174,388	110,813	110,813
Adjusted weighted average number of shares and assumed option exercises when dilutive	27,793,480	27,793,480	25,918,388	25,918,388
Net earning per share attributable to shareholders
Basic	2.28	3.40	2.65	3.47
Diluted	2.25	3.36	2.60	3.41

(1)	Dollars amounts represent euro amounts converted at the average exchange rate for the period of US$1.492 per €

(2)	Dollars amounts represent euro amounts converted at the average exchange rate for the period of US$1.313 per €
See notes to Consolidated Financial Statements

Compagnie générale de géophysique veritas, S.A.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2008	2008	2007	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
amounts in million of	€	US$(1)	€	US$(2)

OPERATING
Net income (loss)	64.0	95.5	69.0	90.6
Depreciation and amortization	47.8	71.3	42.7	56.0
Multi-client surveys amortization	52.9	78.9	68.9	90.4
Variance on provisions	(0.9)	(1.3)	3.1	4.1
Expense & income calculated on stock-option	5.8	8.7	2.8	3.7
Net gain on disposal of fixed assets	1.4	2.1	0.4	0.5
Equity in income of affiliates	(2.9)	(4.2)	(0.5)	(0.7)
Dividends received from affiliates	1.1	1.6	5.2	6.8
Other non-cash items	1.8	2.7	6.8	8.9
Net cash including net cost of financial debt and income taxes	171.0	255.3	198.4	260.4
Less net cost of financial debt	22.9	34.2	33.8	44.4
Less income taxes expenses	38.1	56.8	41.0	53.8
Net cash excluding net cost of financial debt and income taxes	232.0	346.3	273.2	358.6
Income taxes paid	(13.4)	(20.0)	(24.2)	(31.8)
Net cash before changes in working capital	218.6	326.3	249.0	326.8
- change in trade accounts and notes receivables	(27.1)	(40.4)	(63.5)	(83.3)
- change in inventories and work-in-progress	(5.1)	(7.6)	(15.4)	(20.2)
- change in other currents assets	2.2	3.3	(8.2)	(10.8)
- change in trade accounts and notes payable	3.9	5.8	(28.0)	(36.8)
- change in other current liabilities	(5.7)	(8.5)	(0.7)	(0.9)
Impact of changes in exchange rate	(9.6)	(14.3)	(1.2)	(1.6)
Net cash provided by operating activity	177.2	264.4	132.0	173.3
INVESTING
Total purchases of tangible and intangible assets (included variation of fixed assets suppliers)	(41.5)	(61.9)	(71.9)	(94.4)
Increase in multi-client surveys	(97.3)	(145.2)	(61.8)	(81.1)
Proceeds from disposals tangible and intangible	0.3	0.4	22.1	29.0
Total net acquisition of Investments (3)	—	—	(1,067.4)	(1,401.1)
Variation in subsidies for capital expenditures	(0.9)	(1.3)	(0.2)	(0.3)
Variation in other financial assets	(3.5)	(5.1)	12.0	15.8
Net cash from investing activities	(142.9)	(213.1)	(1,167.2)	(1,532.1)
FINANCING
Repayment of long-term debts	(4.7)	(7.0)	(549.2)	(720.8)
Total issuance of long-term debts	—	—	1,756.8	2,305.8
Reimbursement on leasing	(4.5)	(6.7)	(3.6)	(4.7)
Change in short-term loans	(9.8)	(14.5)	15.2	20.0
Financial interest paid	(9.7)	(14.5)	(45.5)	(59.7)
Net proceeds from capital increase
- from shareholders (3)	0.8	1.2	1.5	1.9
- from minority interest of integrated companies	—	—	—	—
Buying & sales of own shares	(10.7)	(16.0)	(3.8)	(5.0)
Net cash provided by financial activities	(38.6)	(57.5)	1,171.4	1,537.5
Effects of exchange rate changes on cash	(12.9)	6.7	(5.2)	(6.8)
Net increase (decrease) in cash and cash equivalents	(17.2)	0.5	131.0	171.9
Cash and cash equivalents at beginning of year	254.3	374.4	251.8	330.5
Cash and cash equivalents at end of period	237.1	374.9	382.8	502.4

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.492 per € (except cash and cash equivalents balances converted at the closing exchange rate of US$1.581 per € at March 31, 2008 and of US$1.472 per € at December 31, 2007).

(2)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.313 per € (except cash and cash equivalents balances converted at the closing exchange rate of US$1.332 per € at March 31, 2007 and of US$1.317 per € at December 31, 2006).

(3)	At March 31, 2007, the capital increase related to the acquisition of Veritas has been reclassified from “Net proceeds from capital increase” to “Total net acquisition of Investments” to harmonize the presentation of the Cash Flow statement with our annual report Form 20-F for the year ended December 31, 2007.

Compagnie générale de géophysique veritas, S.A.
Statements of incomes and expenses attributable to shareholders

	March 31,
	2008	2007
	(amounts in
	million of euros)
Net income (loss)	62.6	67.4
— Change in actuarial gains and losses on pension plan	—	(0.8)
— Change in fair value of available-for-sale investments	(9.6)	—
— Change in fair value of hedging instruments	4.1	(1.6)
— Change in foreign currency translation adjustment	(153.8)	(22.8)

Incomes and expenses recognized directly in equity for the period	(96.7)	42.2

Compagnie générale de géophysique veritas, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Note 1—Summary of significant accounting policies
Compagnie Générale de Géophysique Veritas, S.A. (the “Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical seismic industry, as a manufacturer of geophysical equipment and providing a wide range of services: (seismic data acquisition and related processing and interpretation software) principally to clients in the oil and gas exploration and production business.
Given that the Company is listed on Euronext Paris and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB). These consolidated financial statements are also in accordance with IFRS adopted by the European Union at March 31, 2008.
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
The financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.
Critical Accounting Policies
Our significant accounting policies, which we have applied in preparing our interim consolidated financial statements at and for the three months ended March 31, 2008 are the same as those applied in preparing our consolidated financial statements at and for the year ended December 31, 2007, as described in our annual report on form 20-F for the year ended December 31, 2007 filed with the SEC on April 23, 2008. We applied such standards complying with standard IAS 34 and interpretation IFRIC 10.
At the date of issuance of these financial statements, the following Standards and Interpretations were issued but not yet effective:
IFRS 3 (revised) — Business Combinations
IAS 27(revised) — Consolidated and Separate Financial Statements
IAS 23 (revised) — Borrowing costs
IFRS 8 — Operating segments
IFRIC 11 — IFRS 2 — Group and Treasury Share Transactions
IFRIC 12 — Service Concessions Arrangements
IFRIC 13 — Customer Loyalty Programs
IFRIC 14 — The limit on a defined benefit asset, minimum funding requirements and their interaction
We have not opted for the early adoption of these Standards, Amendments and Interpretations and we are currently reviewing them to measure the potential impact on our consolidated financial statements. At this stage, we do not anticipate any significant impact.
Operating revenues
Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable. For contracts where the percentage of completion method of accounting is being applied, revenues are only recognized when the costs incurred for the transaction and the cost to complete the transaction can be measured reliably and such revenues are considered earned and realizable.
•	Multi-client surveys
Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multiclient surveys. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-

sales”).
Pre-commitments —Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. The Company records payments that it receives during periods of mobilization as advance billing in the balance sheet in the line item “Advance billings to customers”.
The Company recognizes pre-commitments as revenue when production is begun based on the physical progress of the project.
After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
After sales volume agreements—We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
•	Exclusive surveys
In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project cost. We believe this ratio to be generally consistent with the physical progress of the project.
The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.
In some exclusive survey contracts and a limited number of multi-client survey contracts, the Company is required to meet certain milestones. The Company defers recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.
•	Other geophysical services
Revenues from our other geophysical services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.
•	Equipment sales
We recognize revenues on equipment sales upon delivery to the customer. Any advance billings to customers are recorded in current liabilities.
•	Software and hardware sales
We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.
If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.
If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.
Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a straight-line basis over the contract period.

Multi-client surveys
Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales.
In this respect, we use four amortization rates 50%, 75%, 80% or 83.3% of revenues depending on the category of the surveys.
Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on the historical pattern.
For all categories of surveys and starting from data delivery, a minimum straight-line depreciation scheme is applied over a five-year period, if total accumulated depreciation from the applicable amortization rate is below this minimum level.
Multi-client surveys acquired as part of the business combination with Veritas and wich have been valued for purchase price allocation purposes are amortized based on 65% of revenues and an impairment loss is recognized on a survey by survey basis in case of any indication of impairment.
From January 12, 2007 to October 1, 2007, we applied an amortization rate of 66.6% of revenues instead of 50% for a certain category of surveys. The impact of this change of estimates applied from October 1, 2007 is a reduction in depreciation expenses of €3.1 million for the year ended December 31, 2007.
Development costs
Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses— net”.
Expenditures on development activities, whereby research finding are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:
-	the project is clearly defined, and costs are separately identified and reliably measured,

-	the product or process is technically and commercially feasible,

-	we have sufficient resources to complete development, and

-	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.
The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses— net”.
Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses. We amortize capitalized developments costs over 5 years.
Research &development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.
Note 2— Acquisitions and divestitures
No acquisition or divestiture has taken place during the first quarter ended March 31, 2008.

Note 3—Statement of changes in equity

						Income and				Total
						expense				shareholders’
	Number of		Additional			recognized	Cumulative	Total		equity and
	shares	Share	paid-in	Retained	Treasury	directly in	translation	shareholders’	Minority	minority
(Unaudited)	issued	capital	capital	earnings	shares	equity	adjustment	equity	interest	interest
	(amounts in million of euros, except share data)

Balance at January 1, 2007	17,597,888	35.2	394.9	477.7	3.0	4.8	(38.6)	877.0	22.9	899.9

Capital increase	9,852,870	19.7	1,425.1	44.1				1,488.9		1,488.9

Net income				245.5				245.5	4.1	249.6
Cost of share-based payment				20.6				20.6		20.6
Operations on treasury shares					(6.9)			(6.9)		(6.9)
Actuarial gains and losses of pension plans (1) (a)				(3.8)				(3.8)		(3.8)
Financial instruments: change in fair value and transfer to income statement(2) (a)						(9.9)		(9.9)		(9.9)
Foreign currency translation(3)							(209.8)	(209.8)	(2.5)	(212.3)

Income and expense recognized directly in equity (1) + (2) + (3)				(3.8)		(9.9)	(209.8)	(223.5)	(2.5)	(226.0)

Changes in consolidation scope									(0.5)	(0.5)

Balance at December 31, 2007	27,450,758	54.9	1,820.0	784.1	(3.9)	(5.1)	(248.4)	2,401.6	24.0	2,425.6

Capital increase	16,882		0.8					0.8		0.8

Net income				62.6				62.6	1.4	64.0
Cost of share-based payment				5.8				5.8		5.8
Operations on treasury shares					(10.7)			(10.7)		(10.7)
Actuarial gains and losses of pension plans (1) (a)				—				—		—
Financial instruments: change in fair value and transfer to income statement(2) (a)						(5.5)		(5.5)		(5.5)
Foreign currency translation(3)							(153.8)	(153.8)	(1.6)	(155.9)

Income and expense recognized directly in equity (1) + (2) + (3)				—	—	(5.5)	(153.8)	(159.3)	(1.6)	(160.9)
Others								0.2		0.2

Balance at March 31, 2008	27,467,640	54.9	1,820.8	852.5	(14.6)	(10.6)	(402.2)	2,301.0	23.8	2,324.8

(a)	net of deferred tax

New stock-option plan and performance shares allocation plan
On March 14, 2008, the Board of directors decided to allocate 237, 700 stock-options to senior executives and other employees of the group. The subscription price was set at €162.82. These options have an eight-year duration. They are vested by one-third over a three-year period and can be exercised at any time. However, French tax residents must keep the shares they receive as a result of the options exercised in registered form from the exercise date until March 14, 2012. Except in limited circumstances set forth in the plan regulations, employees leaving the group will lose their vested unexercised options if they are not exercised before the end of the notice period.
On March 14, 2008, the Board of directors also decided to allocate a maximum amount of 91,850 performance shares to senior executives and certain other employees of the group. These shares will be allocated at the end of a two-year allocation period expiring on the latest of March 14, 2010 or the date of the shareholders’ meeting convened to approve the 2009 financial statements. Such allocation will be final provided (i) the Board resolves that the performance conditions provided for by the plan regulations, i.e. the achievement on fiscal years 2008 and 2009 of a minimum average consolidated net earning per share and an average operating income of either the group, the Services segment or the Equipment segment depending upon the segment to which each beneficiary belongs and (ii) the beneficiary is still an employee or officer of the group upon final allocation of the shares. The allocated shares will have to be kept in registered form for a two-year period as from the allocation date before they can be sold.
Note 4—Analysis by operating segment and geographic area
Financial information by operating segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of CGG Veritas. We divide our business into two operating segments, geophysical services and geophysical equipment.
Our geophysical services segment comprises:
-	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

-	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

-	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis; and

-	Processing & Imaging: processing and imaging and interpretation of geophysical data, data management and reservoir studies for clients.
Our equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, is our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and offshore. Inter-company sales between the two segments are made at prices approximating market prices and relate primarily to equipment sales made by the equipment segment to the services segment. These inter-segment sales, the related operating income recognized by the equipment segment, and the related impact on capital expenditures and depreciation expense of the services segment are eliminated in consolidation and presented in the column “Eliminations and Adjustments” in the tables that follow.
Operating income represents operating revenues and other operating income less expenses of the operating segment. It includes non-recurring and unusual items, which are disclosed in the operating segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables that follow. The Group does not disclose financial expenses or revenues by operating segment because these items are not monitored by the operating management, financing and investing being mainly managed at the corporate level.
Identifiable assets are those used in the operations of each industry segment. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents.
Due to the constant changes in work locations, the group does not track its assets based on country of origin or ownership.

The following tables present revenues, operating income and identifiable assets by operating segment, operating revenues by geographic area (by location of customers) as well as operating revenues by category.
COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE VERITAS, S.A.
Analysis by operating segment

	Three months ended March 31,
Historical data	2008 (unaudited)					2007 (unaudited)
			Eliminations					Eliminations
			and		Consolidated			and		Consolidated
	Services	Equipment	Adjustments		Total	Services	Equipment	Adjustments		Total

		(in million of euros)					(in million of euros)
Revenues from unaffiliated customers	433.3	151.7	—		585.0	425.7	166.5	—		592.2
Inter-segment revenues	—	37.0	(37.0)		—	—	37.9	(37.9)		—

Operating revenues	433.3	188.7	(37.0)		585.0	425.7	204.4	(37.9)		592.2

Other income from ordinary activities	(0.1)	0.4	—		0.3	0.2	—	—		0.2

Total income from ordinary activities	433.2	189.1	(37.0)		585.3	425.9	204.4	(37.9)		592.4

Operating income (loss)	89.1	60.1	(25.9	) (a)	123.3	101.3	69.0	(26.8	) (a)	143.5

Equity in income (loss) of investees	2.9	—	—		2.9	0.5	—	—		0.5
Capital expenditures (b)	162.8	3.2	(17.5)		148.5	145.8	3.3	(14.0)		135.1
Depreciation and amortization (c)	98.8	5.4	(3.5)		100.7	109.0	4.8	(2.2)		111.6
Investments in companies under equity method	—	—	—		—	—	—	—		—

Identifiable assets	3,790.0	657.9	(296.6)		4,151.3	4,053.3	624.3	(264.7)		4,412.9

Unallocated and corporate assets					292.6					432.9

Total Assets					4,443.9					4,845.8

(a)	Includes general corporate expenses of €11.2 million for the three months ended March 31, 2008 and €9.8 million for the comparable period in 2007.

(b)	Includes investments in multi-client surveys of €97.3 million for the first three months ended March 31, 2008 and €61.8 million for the first three months ended March 31, 2007, and development costs capitalized for €1.3 million for the first three months ended March 31, 2008 and €1.3 million for the comparable period of 2007, in the Services segment. Capitalized development costs in the Equipment segment were €0.5 million for the three months ended March 31, 2008 and €0.9 million for the comparable period of 2007.

(c)	Includes multi-client survey amortization of €52.9 million for the first three months ended March 31, 2008 and €68.9 million for the comparable period of 2007.

Revenues by Business line
The following table sets forth our consolidated operating revenues by business line, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended March 31,
Except percentages,	2008				2007
in million of	€		US$(1)		€		US$(1)
Land	129.8	22%	193.6	22%	124.9	21%	163.9	21%
Offshore	238.2	41%	355.4	41%	249.6	42%	327.6	42%
Processing & Imaging	65.3	11%	97.4	11%	68.4	12%	89.6	12%
Merger adjustment (2)	—	—	—	—	(17.2)	(3)%	(22.6)	(3)%
Total Services	433.3	74%	646.4	74%	425.7	72%	558.7	72%
Equipment	151.7	26%	226.4	26%	166.5	28%	218.6	28%

Total	585.0	100%	872.8	100%	592.2	100%	777.3	100%

(1)	Dollar amounts represent euros amounts converted at the average exchange rate of US$1.492 per € in 2008, and of US$1.313 per € in 2007.

(2)	Elimination of January 1 to January 12, 2007 operating revenues since the merger with Veritas was effective on January 12, 2007
Revenues by location of customers
The following table sets forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended March 31,
Except percentages,	2008				2007
in million of	€		US$(1)		€		US$(1)
North America	185.1	32%	276.1	32%	211.9	36%	278.1	36%
Central and South Americas	34.8	6%	51.9	6%	54.1	9%	70.9	9%
Europe, Africa and Middle East	213.8	36%	319.1	36%	145.7	25%	191.4	25%
Asia Pacific	151.3	26%	225.7	26%	180.5	30%	236.9	30%

Total	585.0	100%	872.8	100%	592.2	100%	777.3	100%

(1)	Dollars amounts represent euros amounts converted at the average exchange rate of US$1.492 per € in 2008, and of US$1.313 per € in 2007.
Note 5—subsequent event
We had a loss of propulsion incident on our seismic vessel Symphony at the end of April 2008 that is still under assessment. At this stage, we estimate that the negative impact of this incident on our operating income could be above U.S.$25 million.

Compagnie générale de géophysique veritas, S.A.
Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Factors Affecting Results of Operations
Group Organization
We report financial information by operating segment in accordance with our internal reporting system and the internal segment information that is used to manage and measure our performance. We divide our business into two operating segments, geophysical services and geophysical equipment.
Our geophysical services segment comprises:
-	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

-	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

-	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis; and

-	Processing and Imaging: processing and imaging and interpretation of geophysical data, data management and reservoir studies for clients.
Our equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and offshore.
Geophysical Market environment
Overall demand for geophysical services and equipment is dependent upon spending by oil and gas companies for exploration development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand.
The geophysical market has historically been cyclical, with notably a trough in 1999 following a sharp drop in the price of oil to U.S.$10 per barrel. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons.
For the last three years the geophysical market has enjoyed sustained growth, recovering from a previous period of under-investment. We believe this growth is based on the following solid fundamentals:
-	Oil and gas companies (including both the international oil companies and the national oil companies) and the large oil and gas consuming nations have perceived a growing and potentially lasting imbalance between reserves and future demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, has resulted in demand for hydrocarbons growing more rapidly than anticipated. At the same time, excess production capacity has appeared to reach historical lows, increasing the focus on existing production capacities and reserves replacement.

-	The recognition of an imbalance between hydrocarbon supply and demand, combined with low reserve replacement rates, has led the oil and gas industry to significantly increase capital expenditure in exploration and production. The seismic services market generally benefits from this spending since seismic services are an important element in the search for new reserves and optimization of existing reservoirs.
With the oil industry continuing to move into increasingly deeper-water areas in its exploration efforts, we believe that offshore seismic — particularly better-resolution 3D seismic and above all wide-azimuth seismic in the Gulf of Mexico — will be a main driver of seismic demand growth.
In addition, because of the unfavorable oil price environment prevailing at the time, less than 10% of the geographical blocks auctioned in 1995-2000 have been explored. We expect numerous exploration leases to expire in potentially promising hydrocarbon basins through the end of the decade. Approximately 2,500 leases are due to become available in 2007-2008. The next auction of acreage in the highly promising Gulf of Mexico area is due in July 2008 after the latest one held in March 2008.
The rising cost of seismic acquisition has driven a strong rebound in multi-client activity, as it provides oil companies with a relatively low-cost data alternative. This is particularly true in the Gulf of Mexico where recent large oil and gas discoveries have renewed considerable interest in the relevant governments’ auctions of available blocks.
The strong technological developments in seismic services over the last decade have prompted an important step-change for the sector. The development of 4D and wide-azimuth techniques, providing time lapse views and enhanced illumination of the reservoir as well as improved image resolution, now allows operators to better locate and monitor reservoir performance, broadening the use of seismic techniques from pure exploration (early cycle) into a tool for reservoir development, management and production (late cycle). Importantly, these techniques require more vessel time than traditional data acquisition. For example, three to six times more vessel time is required to shoot wide—azimuth data than traditional 3D.
Seismic imaging has also improved significantly over the past decade as computer processing has enabled the analysis of ever more sophisticated data sets. Yet 3D seismic still only supplies one form of information, namely geological interpretation. Seismic uses an acoustic wave to indicate whether a possible hydrocarbon trap exists within the earth but it is limited in its ability to determine what kind of fluid is in that trap. As the cost of drilling has increased significantly, any technique that can improve drilling success rates is of interest to oil companies.
The electromagnetic (EM) surveying potentially offers a technique for the detection of hydrocarbons that is complementary to traditional seismic. EM uses a low frequency electromagnetic wave and measures resistivity changes within the earth, giving it the potential to provide important information regarding fluid types. EM is well established in the academic geophysical world but its commercial application is still in its infancy. Oil companies are in the early adoption phase, largely as a risk reduction measure to determine whether EM can assist in determining whether drilling should go ahead.
We believe that combining different types of information is the key to extracting the greatest value from geophysical data sets. Studies have shown it is possible to predict reservoir properties across the lateral extent of a field by combining EM and seismic measurements, calibrated with well-log data.
Our strong belief that the industry needed to consolidate and our goal of giving our business the critical mass to become an efficient global force in the full service seismic market, led us to merge with Veritas on January 12, 2007 as described in our annual report on Form 20-F for the year ended December 31, 2007.
Foreign Exchange Fluctuations
As a company that derives a substantial amount of its revenue from sales internationally, our results of operations are affected by fluctuations in currency exchange rates.
In order to present trends in our business that may be obscured by currency fluctuations, we have translated certain euro amounts in this Management’s Discussion and Analysis of Financial Conditions and Results of Operations into U.S. dollars. See “Trend Information—Currency Fluctuations”.
Acquisitions and disposals for the first three months ended March 31, 2008
There was no acquisition / disposal for the three months ended March 31, 2008.
New stock-option plan and performance shares allocation plan
On March 14, 2008, the Board of directors decided to allocate 237, 700 stock-options to senior executives and other employees of the group. The subscription price was set at €162.82. These options have an eight-year duration. They are vested by one-third over a three-year period and can be exercised at any time. However, French tax residents must keep the shares they receive as a result of the options exercised in registered form from the exercise date until March 14, 2012. Except in limited circumstances set forth in the plan regulations, employees leaving the group will lose their vested unexercised options if they are not exercised before the end of the notice period.
On March 14, 2008, the Board of directors also decided to allocate a maximum amount of 91,850 performance shares to senior executives and certain other employees of the group. These shares will be allocated at the end of a two-year allocation period expiring on the latest of March 14, 2010 or the date of the shareholders’ meeting convened to approve the 2009 financial statements. Such allocation will be final provided (i) the Board resolves that the performance conditions provided for by the plan regulations, i.e. the achievement on fiscal years 2008 and 2009 of a minimum average consolidated net earning per share and an average operating income of either the group, the Services segment or the Equipment segment depending upon the Segment to which each beneficiary belongs and (ii) the beneficiary is still an employee or officer of the group upon final allocation of the shares. The allocated shares will have to be kept in registered form for a two-year period as from the allocation date before they can be sold.
Subsequent events
We expect a lower marine utilization rate in the second quarter of 2008 due to planned shipyards during seasonal transits, a return of vessels for defective maritime equipment and a loss of propulsion incident on the Symphony offshore Australia at the end of April 2008 that is still under assessment. At this time, we estimate that the impact of this incident on our operating income could be above U.S.$25 million.
Our 2008 objectives, an about 15% revenue growth in line with the market and operating margin targets above 30% for our Equipment segment and above 20% for our Services segment, with a €/U.S.S exchange rate of 1.45, are based on strengthening activity in the second half of the year.
Backlog
Our backlog as of May 1, 2008 was €1,075 million (U.S.$1,700 million), compared to €1,213 million (U.S.$1,650 million) as of May 1, 2007.
Three months ended March 31, 2008 compared to three months ended March 31, 2007
Operating Revenues
Our consolidated operating revenues for the three months ended March 31, 2008 decreased 1% to €585.0 million from €592.2 million for the comparable period of 2007 due principally to the negative impact of the €/U.S.$ exchange rate. Expressed in U.S dollars, our consolidated operating revenues increased 12% to U.S.$872.8 million in the three months ended March 31, 2008 from U.S.$777.3 million for the comparable period of 2007. Each of the euro and dollar figures for the three months ended March 31, 2007 are after a U.S.$22.6 million elimination of the 2007 Veritas revenues between January 1 and January 12, 2007, the effective date of the merger of CGG and Veritas. This increase was primarily attributable to our Services segment.
     Services
Operating revenues for our Services segment (excluding internal sales) increased 2% to €433.3 million for the three months ended March 31, 2008 from €425.7 million for the comparable period of 2007, not including €16.5 million of Veritas’ operating revenues for the first twelve days of 2007 prior to the merger, and increased 16% in U.S. dollar terms. This increase was supported by strong contract performance and an 84% fleet utilization rate but was partially offset by lower multi-client sales.
     Marine
Operating revenues from our Marine business line for the three months ended March 31, 2008 decreased 5% to €238.2 million from €249.6 million for the comparable period of 2007 (and increased 9% in U.S. dollar terms).
Contract revenues increased 17% to €159.2 million in the three months ended March 31, 2008 from €135.8 million for the comparable period of 2007 (and increased 33% in U.S. dollar terms) in an undersupplied market. We operated 66% of our high-end fleet on exclusive contracts mainly in the Eastern Hemisphere. Contract revenues accounted for 67% of marine revenues for the three months ended March 31, 2008 compared to 54% in 2007.
Multi-client marine revenues decreased 30% to €79.1 million for the three months ended March 31, 2008 from €113.8 million for the comparable period of 2007 (and decreased 21% in U.S. dollar terms). Prefunding was €52.5 million in the three months ended March 31, 2008 compared to €57.0 for the three months ended March 31, 2007 with a prefunding rate of 59% as two wide-azimuth projects ran concurrently. The Vision and the Vanquish pursued work on the Garden Banks multi-vessel wide-azimuth survey in the Gulf of Mexico while the Viking completed the acquisition phase of the Walker Ridge. After-sales revenue was €26.6 million in the three months ended March 31, 2008 compared to €54.4 million in 2007 due to quarterly fluctuations.
     Land
Operating revenues from our Land business line increased 4% to €129.8 million for the three months ended March 31, 2008, from €124.9 million for the comparable period of 2007 (and increased 18% in U.S. dollar terms).
Contract revenues increased 23% to €103.4 million in the three months ended March 31, 2008 from €83.8 million for the comparable period of 2007 (and increased 40% in U.S. dollar terms) with seasonally high activity in North America and an increased demand for high resolution seismic. Contract revenues accounted for 80% of land revenues for the three months ended March 31,

2008 compared to 67% for 2007. We operated 25 crews in select locations with nine crews in the Eastern Hemisphere and 16 crews in the Western Hemisphere, including two in Alaska.
Multi-client land revenues decreased 36% to €26.4 million for the three months ended March 31, 2008 from €41.1 million for the comparable period of 2007 (and decreased 27% in U.S. dollar terms). Prefunding was €9.4 million for the three months ended March 31, 2008 compared to €19.5 million for the three months ended March 31, 2007 with a prefunding rate of 84% and two crews operating in the US. After-sales revenue was €17.0 million for the three month ended March 31, 2008 compared to €21.6 million for the three months ended March 31, 2007 also due to quarterly fluctuations.
     Processing &Imaging
Operating revenues from our Processing & Imaging business line decreased 4% to €65.3 million for the three months ended March 31, 2008 from €68.4 million for the comparable period of 2007, and increased 9% in US$ terms based on increased data volumes and our strengthening position in high-end imaging technologies.
     Equipment
Operating revenues for our Equipment segment decreased 8% to €188.7 million for the three months ended March 31, 2008 from €204.5 million for the comparable period of 2007. In U.S. dollar terms, revenues increased 5% from U.S.$268.3 million for the three months ended March 31, 2007 to U.S.$281.6 million for the comparable period of 2008. Sales were driven this quarter by record deliveries of Sentinel systems and ancillary marine equipment, while sales of land equipment experienced a temporary decline after record sales in both the comparable period of last year and the preceding quarter.
Operating revenues (excluding intra-group sales) decreased 9% to €151.7 million from €166.5 million for the comparable period in 2007 and increased 4% in U.S. dollar terms.
Operating Expenses
Cost of operations, including depreciation and amortization, were stable at €384.9 million for the three months ended March 31, 2008 and the comparable period of 2007. As a percentage of operating revenues, cost of operations increased to 66% for the three months ended March 31, 2008 from 65% for the comparable period of 2007. Gross profit decreased 3% to €200.4 million for the three months ended March 31, 2008 from €206.4 million for the comparable period of 2007, representing 34% and 35% of operating revenues, respectively.
Research and development expenditures increased 11% to €16.4 million for the three months ended March 31, 2008, from €14.8 million for the comparable period of 2007, representing 2.8% and 2.5% of operating revenues, respectively.
Selling, general and administrative expenses, excluding share-based compensation, increased 16% to €57.0 million for the three months ended March 31, 2008 from €48.9 million for the comparable period of 2007. Share-based compensation expense increased to €5.8 million for the three months ended March 31, 2008 from €2.8 million for the comparable period of 2007 due to a higher number of beneficiaries with the merger with Veritas.
As a percentage of operating revenues, selling, general and administrative costs increased to 11% for the three months ended March 31, 2008 from 9% for the comparable period of 2007, mainly attributable the negative impact of the €/U.S.$ exchange rate as revenues are denominated in U.S dollars and part of our general and administrative expenses are denominated in euros.
Other revenues amounted to €2.2 million for the three months ended March 31, 2008 compared to €3.6 million for the comparable period of 2007. Other revenues included primarily gains on foreign exchange hedging activities.
Operating Income (Loss)
Our operating income decreased to €123.4 million for the three months ended March 31, 2008, from €143.5 million for the comparable period of 2007 (and decreased 2% in U.S. dollar terms).
Operating income for our Services segment decreased 12% to €89.1 million for the three months ended March 31, 2008 from €101.3 million for the comparable period of 2007 (and was stable in U.S. dollar terms).
Operating income from our Equipment segment decreased 13% to €60.1 million for three months ended March 31, 2008 from €69.0 million for the comparable period of 2007 (and decreased 1% in U.S. dollar terms).
Financial Income and Expenses

Cost of net financial debt decreased 32% to €22.9 million for the three months ended March 31, 2008 from €33.8 million for the comparable period of 2007 (and decreased 23% in U.S.$ terms). This decrease was mainly due to the favorable impact of the €/U.S.$ exchange rate on our cost of financial debt and to a U.S.$10.2 million amortization expense of issuing fees recorded in 2007 of our U.S.$1.6 billion bridge loan facility entered into to finance the cash portion of the Veritas merger consideration.
Other financial income (expense) was a loss of €1.2 million for the three months ended March 31, 2008 compared to a loss of €0.2 million for the three month ended March 31, 2007.
Income Taxes
Income tax expenses decreased to €38.1 million for the three months ended March 31, 2008 from €41.0 million for the comparable period of 2007. The effective tax rate in the first quarter of 2008 was 38% compared to 37% for the comparable period of 2007. Before currency translation effect on income taxes and permanent difference related to share-based compensation cost, the effective tax rate was stable at 37%.
Equity in Income (Losses) of Affiliates
Income from investments accounted for under the equity method increased to €2.9 million for the three months ended March 31, 2008 from €0.5 million for the comparable period of 2007 and corresponded essentially to our share in the income of Argas, our joint venture in Saudi Arabia.
Net Income
Net income was €64.0 million for the three months ended March 31, 2008 from a net income of €69.0 million for the comparable period of 2007 as a result of the factors discussed above.
Liquidity and Capital Resources
Our principal needs for capital are the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions (such as, most recently, Veritas). We have financed our capital needs with cash flow from operations, borrowings under our US and French revolving facilities, Term Loan B Facility and offerings of Notes.
We believe that net cash provided by operating activities, the available borrowings under our revolving facilities and our Term Loan B Facility will be sufficient to meet our liquidity needs for the foreseeable future.
Operations
Net cash provided by operating activities was €177.2 million for the three months ended March 31, 2008 compared to €132.0 million for the comparable period of 2007. Before changes in working capital, net cash provided by operating activities for the three months ended March 31, 2008 was €218.6 million compared to €249.0 million for the comparable period for 2007. Changes in working capital had a negative impact on cash from operating activities of €41.4 million in the first three months of 2008 compared to a negative impact of €117.0 million for the comparable period for 2007.
Investing Activities
Net cash used in investing activities was €142.9 million in the three months ended March 31, 2008 compared to €1,167.2 million for the three months ended March 31, 2007 due to the cash portion of the Veritas merger consideration in 2007.
We incurred purchases of tangible and intangible assets of €41.5 million mainly due to the upgrade of the seismic vessel Alizé with a 14 Sentinel solid streamer configuration and a land recording system.
In the three months ended March 31, 2008, we also invested €97.3 million in our multi-client library, mainly in the Gulf of Mexico and Brazil. As of March 31, 2008, the net book value of our multi-client data library was €447.1 million compared to €435.4 million as of December 31, 2007.
Financing Activities
Net cash provided by financing activities during the three months period ended March 31, 2008 was negative €38.6 million compared to €1,171.4 million for the three months ended March 31, 2007.
Total cash requirements related to the acquisition of Veritas on January 12, 2007 were financed by U.S.$700 million drawn under our bridge loan facility, which was repaid with the proceeds of our U.S.$600 million offering Senior Notes on February 9, 2007 plus cash on hand, and U.S.$1.0 billion drawn under our Term Loan B facility with a maturity of 2014, of which U.S.$100 million was repaid early on June 29, 2007.
Net debt

Net debt as of March 31, 2008 was €1,028.4 million, compared to €1,106.7 million at December 31, 2007. The ratio of net debt to equity increased to 45.7% as of March 31, 2008 from 46.1% at December 31, 2007.
“Net debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, less cash and cash equivalents. Net debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net debt differently than we do. Net debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.
The following table presents a reconciliation of net debt to financing items of the balance sheet at March 31, 2008 and December 31, 2007:

	March 31,	December 31,
(in million of euros)	2008	2007

Bank overdrafts	7.2	17.5
Current portion of long-term debt	51.4	44.7
Long-term debt	1,206.9	1,298.8
Less : cash and cash equivalents	(237.1)	(254.3)

Net debt	1,028.4	1,106.7

For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2007.
EBITDAS
EBITDAS for the three months ended March 31, 2008 was €229.8 million compared to €257.9 million for the comparable period of 2007, representing 39% and 44% of operating revenues respectively.
We define EBITDAS as earnings before interest, tax, depreciation, amortization and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our free share allocation plans. EBITDAS is presented as additional information because we understand that it is a measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS and related measures differently than we do. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.
The following table presents a reconciliation of EBITDAS to Net cash provided by operating activity, according to the cash-flow statement, for the periods indicated as follows:

	Three months ended
	March 31,
(in million of euros)	2008	2007

EBITDAS	229.8	257.9
Other financial income (loss)	(1.2)	(0.2)
Variance on Provisions	(0.9)	3.1
Net gain on disposal of fixed assets	1.4	0.4
Dividends received from affiliates	1.1	5.2
Other non-cash items	1.8	6.8
Income taxes paid	(13.4)	(24.2)
Change in trade accounts receivables	(27.1)	(63.5)
Change in inventories	(5.1)	(15.4)
Change in other current assets	2.2	(8.2)
Change in trade accounts payables	3.9	(28.0)
Change on other current liabilities	(5.7)	(0.7)
Impact of changes in exchange rate	(9.6)	(1.2)

Net cash provided by operating activity	177.2	132.0

Contractual Obligations
The following table sets forth our future cash obligations as of March 31, 2008:

	Payments Due by Period
	Less than			More than
(in million of euros)	1 year	2-3 years	4-5 years	5 years	Total
Long-Term Debt	26.3	50.2	24.5	1,099.0	1,200.0
Capital Lease Obligations	7.5	6.4	26.7	—	40.6
Operating Leases	117.2	126.3	76.8	84.1	404.4
Other Long-Term Obligations (bond interest)	44.7	89.5	89.5	151.1	374.8

Total Contractual Cash Obligations	195.7	272.4	217.5	1,334.2	2,019.8

Reconciliation of EBITDAS to US GAAP
Summary of differences between IFRS and U.S. GAAP on EBITDAS
Pension plan
Pursuant to an exemption provided by IFRS 1 “First-time adoption of IFRS”, CGGVeritas has elected to record unrecognized actuarial gains and losses as of January 1, 2004 to retained earnings. Under U.S. GAAP, this exemption is not applicable, which generates a difference resulting from the amortization of actuarial gains and losses recognized in statement of income.
Under IFRS, in accordance with IAS 19 — Revised “, actuarial gains or losses are recognized in the statement of recognized income and expense (SORIE) attributable to shareholders.
Under US GAAP, the Group applies Statement 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective for fiscal years ending after December 15, 2006.
Gains or losses are amortized over the remaining service period of employees expected to receive benefits under the plan, and therefore recognized in the income statement.
Development costs
Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:
•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development.
Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.
Derivative instruments and hedging activity
Under IFRS, long-term contracts in foreign currencies (primarily U.S. dollar) are not considered to include embedded derivatives when such contracts are routinely denominated in this currency (primarily U.S. dollar) in the industry.
Under U.S. GAAP, such an exemption does not exist and embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar) are recorded in the balance sheet at fair value and revenues and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in the income statement in the line item “Other financial income (loss)”.
Reconciliation of EBITDAS to U.S. GAAP

	March 31,
	2008	2007
in million of euros	(unaudited)	(unaudited)

EBITDAS as reported	229.8	257.9
Reclassification of other income on ordinary activities	—	(0.3)
Actuarial gains (losses) on pension plan	(0.2)	—
Capitalization of development costs	(1.8)	(2.3)
Derivative instruments	16.6	11.2

EBITDAS according to U.S. GAAP	244.4	266.5

Trend Information
Currency Fluctuations
Certain changes in operating revenues set forth in U.S. dollars have been derived by converting revenues recorded in euros at the average rate for the relevant period. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in euros. Converted figures are presented only to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.
Our business faces foreign exchange risks because a large percentage of our revenues and cash receipts are denominated in U.S. dollars, while a significant portion of our operating expenses and income taxes accrue in euro and other currencies. Movements between the U.S dollar and euro or other currencies may adversely affect our operating revenues and results. In the years ended December 31, 2007, 2006 and 2005, more than 80% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services to the oil and gas industry.
Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. For financial reporting purposes, such depreciation of the U.S. dollar against the euro negatively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at a reduced value. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, such depreciation reduces our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. An appreciation of the U.S. dollar against the euro has the opposite effect. As a result, our sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the euro/U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside Europe. Based upon the level of operations reached in year 2007, and given the portfolio of currencies, a 10 cents variance of the U.S. dollar against the euro would impact by approximately 40 million dollars our dollar equivalent-value results of operations.
We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equalled dollar-denominated revenues principally due to personnel costs payable in euros.
In addition, to be protected against the reduction in value of future foreign currency cash flows, we follow a policy of selling U.S. dollars forward at average contract maturity dates that we attempt to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) expected from firm contract commitments, generally over the ensuing six months.
Our average forward U.S.$/€ exchange rate was 1.465 in the three months ended March 31, 2008 compared to 1.275 in the three months ended March 31, 2007.
We do not enter into forward foreign currency exchange contracts for trading purposes.

Item 3: CONTROLS AND PROCEDURES
There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Stéphane-Paul Frydman

Compagnie Générale de Géophysique-Veritas
(Registrant)

/s/ Stéphane-Paul Frydman

Stéphane-Paul Frydman
Chief Financial Officer

Date: May 14, 2008